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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-9/A
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2
                              --------------------
                                  CALGENE, INC.
                            (Name of Subject Company)
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                                  CALGENE, INC.
                        (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   129598 10 8
                      (CUSIP Number of Class of Securities)
                              --------------------

                                LLOYD M. KUNIMOTO
                  PRESIDENT AND ACTING CHIEF EXECUTIVE OFFICER
                                  CALGENE, INC.
                                1920 FIFTH STREET
                            DAVIS, CALIFORNIA 95616
                                 (916) 753-6313
            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                         of the person filing statement)
                              --------------------

                                 WITH A COPY TO:


    MARK G. BORDEN, ESQ.                   STEVEN J. TONSFELDT, ESQ.
     HALE AND DORR LLP                         VENTURE LAW GROUP
      60 STATE STREET                     A PROFESSIONAL CORPORATION
BOSTON, MASSACHUSETTS 02109                   2800 SAND HILL ROAD
       (617) 526-6000                    MENLO PARK, CALIFORNIA 94025
                                                (415) 854-4488
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                                  INTRODUCTION


         This Amendment No. 2 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Calgene, Inc. filed with the Securities and Exchange Commission on April 8, 1997 (as amended from time to time, the "Schedule 14D-9"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the
Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 is hereby amended by adding after the last paragraph thereof the following text:

         "On April 30, 1997, Fletcher Capital Markets, Inc. ("Fletcher") brought suit against the Company in Delaware federal district court. The complaint alleges that the Company has breached a contractual obligation to sell Fletcher 2,353,942 Shares at a price of $4.25 per Share (for a total of $10,000,000), and seeks damages equal to the difference between the fair value of such Shares and $10,000,000, plus interest, attorney's fees, costs and disbursements. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the complaint, which is attached as
Exhibit 27 hereto and incorporated herein by reference in its entirety. The Company has advised Parent and the Purchaser that it believes it has no contractual obligation to sell Shares to Fletcher and that it believes Fletcher's suit to be without merit."

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 is hereby amended by adding after the reference to Exhibit 26 thereof the following text:

"Exhibit 27   Complaint filed by Fletcher Capital Markets, Inc. in the United
              States District Court for the District of Delaware on April 30,
              1997."

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  By: /s/ Lloyd M. Kunimoto
                                      ------------------------------------
                                      Lloyd M. Kunimoto
                                      President and Acting Chief Executive
                                      Officer

Dated:  May 1, 1997


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                                INDEX TO EXHIBITS

Exhibit No.                          Exhibit

Exhibit 1      Form of Offer to Purchase, dated April 7, 1997.*

Exhibit 2      Form of Letter of Transmittal.*

Exhibit 3 Agreement and Plan of Merger, dated as of March 31, 1997, among Monsanto Company, Monsanto Acquisition Company and Calgene, Inc.*

Exhibit 4 Amendment to the Amended and Restated Stockholders Agreement, dated as of March 31, 1997, between Calgene, Inc. and Monsanto Company.*

Exhibit 5 Proxy Statement of Calgene, Inc. dated as of October 10, 1996 relating to the Company's 1996 Annual Meeting of Stockholders.*

Exhibit 6 Agreement and Plan of Reorganization between Calgene, Inc. and Monsanto Company dated as of October 13, 1995. (A).*

Exhibit 7 Stock Purchase Agreement between the Calgene, Inc. and Monsanto Company dated as of September 27, 1996. (B).*

Exhibit 8 Amended and Restated Stockholders Agreement between Calgene, Inc. and Monsanto Company dated November 12, 1996. (B).*

Exhibit 9 Calgene Credit Facility Agreement between Calgene, Inc. and Monsanto Company dated as of March 31, 1996. (A).*

Exhibit 10 Gargiulo Credit Facility Agreement between Calgene, Inc. and Monsanto Company dated as of March 31, 1996. (A).*

Exhibit 11     Letter to Stockholders of Calgene, Inc. dated April 7, 1997.*+

Exhibit 12 Change of Control Employment Agreement between Roger Salquist and Calgene, Inc. dated as of July 19, 1995. (A).*

Exhibit 13 Change of Control Employment Agreement between Michael Motroni and Calgene, Inc. dated as of July 19, 1995. (A).*

Exhibit 14     Restated Certificate of Incorporation of Calgene, Inc. (B).*

Exhibit 15 Text of Joint Press Release issued by Calgene, Inc. and Monsanto Company dated April 1, 1997.*

Exhibit 16     Opinion of Montgomery Securities, dated March 31, 1997.*


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Exhibit 17     Complaint filed January 29, 1997, in Obstfeld v. Salquist, et al.*

Exhibit 18 Complaint filed January 29, 1997, in Siegel v. Calgene, Inc., et al.*

Exhibit 19     Complaint filed January 29, 1997, in Susser v. Kunimoto, et al.*

Exhibit 20 Complaint filed January 29, 1997, in Elstein v. Monsanto Company, et al.*

Exhibit 21     Complaint filed January 29, 1997, in Manson v. Fortune, et al.*

Exhibit 22 Complaint filed January 30, 1997, in Settle v. Monsanto Company, et al.*

Exhibit 23 Complaint filed January 31, 1997, in Glickberg v. Monsanto Company, et al.*

Exhibit 24 Complaint filed February 5, 1997, in Lewis v. Monsanto Company, et al.*

Exhibit 25     Order of Consolidation, dated March 10, 1997.*

Exhibit 26     Memorandum of Understanding, dated March 31, 1997.*

Exhibit 27 Complaint filed by Fletcher Capital Markets, Inc. in the United States District Court for the District of Delaware on April 30, 1997.


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*      Previously filed.

+      Included with Schedule 14D-9 mailed to stockholders.

(A) Incorporated by Reference to the Company's Registration Statement on Form S-4 dated February 6, 1996.

(B) Incorporated by reference to the Company's Form 10-K for the six-month period ended December 31, 1996, filed on March 31, 1997.


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